SECURITIES AND EXCHANGE COMMISSION

06008125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 209 SECTION

SEC FILE NUMBER
8- 37104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gabelli Direct, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Corporate Center
(No. and Street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Sell, Jr.
(Area Code – Telephone No.) **(914) 921-5156**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 25 2006 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Sell, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gabelli Direct, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller/Financial & Operations Principal

Title

Notary Public

KARYN-MARIE PRYLUCKI
Notary Public - State of New York
No. 01NA5078512
Qualified in Westchester County
My Comm. Expires May 7, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gabelli Direct, Inc.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Gabelli Direct, Inc.

We have audited the accompanying statement of financial condition of Gabelli Direct, Inc. (the "Company") as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli Direct, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

Gabelli Direct, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash equivalents	$ 91,952
Prepaid expenses	530
Goodwill	56,360
Total assets	$ 148,842
Liabilities and stockholder's equity	
Liabilities:	
Due to related party	$ 52,830
Accrued expenses and other liabilities	15,000
Total liabilities	67,830
Stockholder's equity	81,012
Total liabilities and stockholder's equity	$ 148,842

See accompanying notes.

Gabelli Direct, Inc.

Notes to Statement of Financial Condition

December 31, 2005

A. Organization

Gabelli Direct, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Gabelli Securities, Inc. ("GSI" or the "Parent"), which is a majority-owned subsidiary of GAMCO Investors, Inc. ("GBL") (formerly known as Gabelli Asset Management Inc.). GSI acquired all of the outstanding stock of the Company on December 22, 2000, in a transaction accounted for under the purchase method of accounting. Goodwill arising from the transaction has been recorded in the Company's statement of financial condition in accordance with the Securities and Exchange Commission's guidelines set forth in Staff Accounting Bulletin No. 54, "Push Down Basis of Accounting Required in Certain Limited Circumstances."

The Company is registered as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. The Company does not currently have any customers.

B. Significant Accounting Policies

Cash Equivalents

The Company generally classifies money market mutual funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Investments in Securities

Investments in securities, consisting of warrants, common stock and certificates which were acquired in a private placement, were sold in 2005.

Goodwill

The Company's goodwill is deemed to have an indefinite life and, therefore, is not amortized but is instead subject to an annual impairment test. Based on management's assessment, there was no indication of impairment of goodwill.

B. Significant Accounting Policies (continued)

Fair Values of Assets and Liabilities

The carrying amounts of all assets and liabilities, other than goodwill, in the statement of financial condition approximate their fair values.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

C. Related Party Transactions

At December 31, 2005, the Company had an investment of $91,952 in the Gabelli U.S. Treasury Money Market Fund, a mutual fund advised by Gabelli Funds, LLC, an affiliate of the Company, which is included in cash equivalents in the statement of financial condition.

Due to related party primarily relates to general and administrative expenses and securities purchased of $18,000 paid for by GBL on the Company's behalf.

D. Income Taxes

The Company accounts for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109"). Under FAS 109, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company is included in the consolidated U.S. Federal, State and Local income tax return of GBL. Pursuant to an agreement with GBL, the Company's Federal income tax expense is equivalent to the total amount of the tax expense attributable to the Company by GBL. Income tax expense is included in due to related party in the statement of financial condition. The Company has no recorded deferred tax assets or liabilities and no deferred tax expense.

E. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which specifies uniform net capital requirements for its registrants. The Rule requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 1500%. These requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had net capital computed under the Rule of $22,283, which was $17,283 in excess of the required minimum capital of $5,000.

The Parent of the Company intends to fund the Company with capital contributions to the extent necessary so the Company may continue to meet its net capital requirements.